HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                                                   Fax: (303) 839-5414
                                 (303) 839-0061


                                February 28, 2013

Johnny Gharib
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation
            Preliminary Proxy Statement
            File No. 001-11889

     This office represents CEL-SCI Corporation (the "Company"). Amendment No. 3 to the Company's Preliminary Proxy Statement has been filed with the Commission. The section of the Proxy Statement pertaining to the Amended and Restated Articles of Incorporation has been modified in response to the staff's letter dated February 27, 2013.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                            Very Truly Yours,

                                            HART & HART, LLC

                                           /s/ William T. Hart

                                        By
                                           William T.  Hart